David G. Peinsipp +1 415 693 2177 dpeinsipp@cooley.com

August 29, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4546

Washington, D.C. 20549

Attn:	Sergio Chinos

Jay Ingram

RE:	Principia Biopharma Inc.

Registration Statement on Form S-1

Filed August 17, 2018

File No. 333-226922

Ladies and Gentlemen:

On behalf of Principia Biopharma Inc. (the “Company”), we respectfully submit the below additional information to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s position with respect to its determination of the fair value of its common shares underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common shares and the estimated offering price for its initial public offering (“IPO”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in ordinary type.

Financial Statements for the Year Ended December 31, 2017, page F-1

8. Please provide an analysis of all equity issuances which occurred during the financial statement periods presented and subsequent to your most recent fiscal year-end. For each transaction:

•	Identify the parties, including any related parties;

•	Tell us the nature of the consideration;

•	Tell us the fair value and your basis for determining the fair value;

•	Indicate whether the fair value was contemporaneous or retrospective;

•	To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price; and

•

For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

August 29, 2018

Page Two

We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

The Company respectfully advises the Staff that it preliminarily estimates a price range of approximately $1.65 to $1.87 per share (the “Preliminary Price Range”) for its IPO. Please note that the foregoing per share amounts do not reflect the impact of a potential reverse stock split that the Company expects to implement.

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by discussions between the Company and the underwriters. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly-traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and long-term earnings prospects for the Company and the industry in which it operates;

•	recent performance of IPOs of generally comparable companies;

•	business developments impacting the Company; and

•

inputs received from the lead underwriters, including discussions that took place on August 28, 2018 between senior management and the Board of Directors of the Company and representatives of the lead underwriters.

The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common shares and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction.

The Company expects to include a two-dollar price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show. The Company confirms to the Staff that the price range will comply with the Staff’s interpretation regarding the parameters of a bona fide price range, including Item 501(b)(3) of Regulation S-K and CD&I 134.04. The parameters of the narrower price range will be subject to then-current market conditions, continuing discussions with the underwriters and any business developments impacting the Company. We are providing the information in this letter to you supplementally to facilitate your review process.

Summary of Equity Awards

Since January 2016, the Company has issued the following option awards to its employees, consultants and members of its board of directors:

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

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August 29, 2018

Page Three

Grant Date	Number of Shares Underlying Stock Options	Exercise Price	Original Fair Value Per Share
February 4, 2016	258,000	$0.55	$0.55
March 15, 2016	210,000	$0.55	$0.55
September 19, 2016	405,934	$0.50	$0.50
February 16, 2017	823,781	$0.50	$0.50
April 06, 2017	90,000	$0.50	$0.50
August 29, 2017	56,978	$0.55	$0.55
November 1, 2017	1,317,736	$0.55	$0.55
December 14, 2017	3,381,125	$0.80	$0.80
February 15, 2018	121,000	$0.80	$0.80
April 19, 2018	1,020,465	$1.00	$1.00
June 26, 2018	1,118,000	$1.20	$1.20
August 24, 2018	5,795,500	$1.25	$1.25

Historical Determinations of Fair Value

The Company, with the assistance of an unrelated third-party valuation firm, performed valuations of its common shares in connection with the grants set forth above in June 2015, August 2016, August 2017, December 2017, March 2018, June 2018 and July 2018. The third-party valuations were prepared in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for the common shares, the Company’s Board of Directors exercised significant judgment and considered numerous objective and subjective factors to determine the estimated fair value of the Company’s common shares as of the date of each option grant, including various valuation methods as well as the factors discussed on page 85 of the Registration Statement. The valuation methods considered for allocating the enterprise value across the Company’s common shares to determine the fair value of its common shares at each valuation date include the following:

•

Option Pricing Method (the “OPM”). Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•

Probability-Weighted Expected Return Method (the “PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class.

•

Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

For the valuations of our common stock performed in August 2016, August 2017, December 2017, March 2018, June 2018 and July 2018, the Company used a Hybrid Method to determine the estimated fair value of its common stock.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

August 29, 2018

Page Four

Assessment of Fair Value of 2016 and April 2017 Grants

The Company and a third-party valuation firm performed valuations of the Company’s common shares as of June 2015 and August 2016 (the “2016 Valuations”) on a private company, minority interest basis. Since this was well in advance of the Company considering the commencement of an IPO and because the Company was addressing certain regulatory questions, these valuations focused primarily on the Company’s private company value, without regard to any significant weighting towards an IPO or sale event. The 2016 Valuations were between $0.55 per share and $0.50, decreasing between the two 2016 Valuations primarily as a result of the Company’s business prospects and challenges at the time.

The Company’s Board of Directors, after taking into account the 2016 Valuations, the other factors described in the Registration Statement, and relevant business conditions, development stage and corporate history of the Company at such time, determined to grant (A) options to purchase 258,000 common shares on February 4, 2016 and 210,000 common shares on March 15, 2016, each with an exercise price of $0.55 per share, and (B) options to purchase 405,934 common shares on September 19, 2016, 823,781 common shares on February 16, 2017 and 90,000 common shares on April 6, 2017, each with an exercise price of $0.50 per share.

Assessment of Fair Value of August and November 2017 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s common shares as of August 15, 2017 (the “August 2017 Valuation”) on a private company, minority interest basis. The August 2017 Valuation utilized a Hybrid Method based on potential values assuming various outcomes: (i) an estimated IPO value discounted to present value based on risk and timing (the “IPO Scenario”) and (ii) an estimated value of a going concern business based on the value of comparable public companies using an OPM valuation methodology (the “OPM Scenario”). The August 2017 Valuation then applied a discount for lack of marketability (“DLOM”) of 23% to the common stock values under the IPO Scenario and the OPM Scenario. These scenarios were then weighted based on discussions with Company management, with the IPO Scenario was weighted at 25.0%, and the OPM Scenario weighted at 75.0%. While the Company considered the potential for an IPO, given its early stage of development and significant risks, the Board of Directors, in consultation with management, considered the allocation of the scenarios to appropriately reflect the prospects of the Company at that time. Accordingly, applying these weightings resulted in the estimated fair value of the Company’s common stock to equal $0.55 per share.

The Company’s Board of Directors, after taking into account the August 2017 Valuation, the other factors described in the Registration Statement, and relevant business conditions, development stage and corporate history of the Company, determined to grant options to purchase 56,978 common shares on August 29, 2017 with an exercise price of $0.55 per share. In November 2017, the Company’s Board of Directors determined that there had been no material changes to the Company’s business or plans to go public since the August 2017 Valuation and determined to grant options to purchase 1,317,736 common shares on November 1, 2017 with an exercise price of $0.55 per share

Assessment of Fair Value of December 2017 and February 2018 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s common shares as of December 15, 2017 (the “December 2017 Valuation”) on a non-marketable, minority interest basis. The December 2017 Valuation utilized a Hybrid Method based on three potential scenarios: (i) an IPO Scenario without the completion of a Series C Preferred Stock financing, (ii) an IPO Scenario following the completion of a Series C Preferred Stock financing, and (iii) an OPM Scenario. The December 2017 Valuation then applied a DLOM of 23% to the common stock values under each of the IPO Scenarios and the OPM Scenario. These scenarios were then weighted based on discussions with Company management, with the

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

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August 29, 2018

Page Five

IPO Scenario without the completion of a Series C Preferred Stock financing weighted at 15.0%, the IPO Scenario following the completion of a Series C Preferred Stock financing weighted at 15.0%, and the OPM Scenario weighted at 70.0%. At this time, the Board of Directors, in consultation with management, still believed that an IPO remained uncertain in light of the Company’s stage of development and the regulatory and other business challenges facing the Company. Applying these weightings resulted in the estimated fair value of the Company’s common stock to equal $0.80 per share.

The Company’s Board of Directors, after taking into account the December 2017 Valuation, the other factors described in the Registration Statement, and relevant business conditions, development stage and corporate history of the Company, determined to grant options to purchase 3,381,125 common shares on December 14, 2017 and options to purchase 121,000 common shares on February 15, 2018, each with an exercise price of $0.80 per share.

Assessment of Fair Value of April 2018 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s common shares as of March 31, 2018 (the “March 2018 Valuation”) on a non-marketable, minority interest basis. The March 2018 Valuation utilized a Hybrid Method based on two potential scenarios: (i) an IPO Scenario following the completion of a Series C Preferred Stock financing, and (ii) an OPM Scenario. The March 2018 Valuation then applied a DLOM of 20% to the common stock values under the IPO Scenario and the OPM Scenario. These scenarios were then weighted based on discussions with Company management, with the IPO Scenario following the completion of a Series C Preferred Stock financing weighted at 45%, and the OPM Scenario weighted at 55%. At this time, the Board of Directors, in consultation with management, began discussing preparations for a Series C Preferred Stock financing and an IPO, including early discussions with potential bankers. However, there remained a significant amount of risk of the ability to complete an IPO and the assumption that a successful IPO would only occur if the Company could complete a Series C Preferred Stock Financing, for which there remained a significant amount of uncertainty. Applying these weightings resulted in the estimated fair value of the Company’s common stock to equal $1.00 per share.

The Company’s Board of Directors, after taking into account the March 2018 Valuation, the other factors described in the Registration Statement, and relevant business conditions, development stage and corporate history of the Company, determined to grant options to purchase 1,020,465 common shares on April 19, 2018 with an exercise price of $1.00 per share.

Assessment of Fair Value of June 2018 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s common shares as of June 26, 2018 (the “June 2018 Valuation”) on a non-marketable, minority interest basis. The June 2018 Valuation utilized a Hybrid Method based on two potential scenarios: (i) an IPO Scenario following the completion of a Series C Preferred Stock financing and (ii) an OPM Scenario. The June 2018 Valuation then applied a DLOM of 16% to the common stock values under the IPO Scenario and the OPM Scenario. These scenarios were then weighted based on discussions with Company management, with the IPO Scenario was weighted at 55.0% and the OPM Scenario weighted at 45.0%. The increase in the IPO Scenario weighting from March 2018 reflects the occurrence of an organizational meeting and the confidential submission of a draft registration statement with the SEC. Applying these weightings resulted in the estimated fair value of the Company’s common stock to equal $1.20 per share.

The Company’s Board of Directors, after taking into account the June 2018 Valuation, the other factors described in the Registration Statement, and relevant business conditions, development stage and corporate history of the Company, determined to grant options to purchase 1,118,000 common shares on June 26, 2018 with an exercise price of $1.20 per share.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

August 29, 2018

Page Six

Assessment of Fair Value of August 2018 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s common shares as of July 26, 2018 (the “July 2018 Valuation”) on a private company, minority interest basis. To determine the enterprise value, the July 2018 Valuation utilized the OPM in the Back-Solve Market Approach based on the Company’s proposed sale of Series C Preferred Stock to investors. The Company’s Board of Directors approved a term sheet for a Series C investment on July 26, 2018. Ultimately, the Company sold 35.6 million shares of Series C Preferred stock at $1.58 per share in August 2018 (the “Series C Financing”). The July 2018 Valuation then applied a DLOM of 12% to the common stock values under the IPO scenario and the OPM scenario. These scenarios were then weighted based on discussions with Company management, with the IPO scenario was weighted at 75.0%, and the OPM weighted at 25.0%. The increase in the IPO scenario weighting reflects the completion of the Series C Financing as well as the high level of interest by investors resulting in increasing the amount raised from the projected $40.0 million to $50.0 million. Applying these weightings resulted in the estimated fair value of the Company’s common stock to equal $1.25 per share.

The Company’s Board of Directors, after taking into account the July 2018 Valuation, the other factors described in the Registration Statement, and relevant business conditions, development stage and corporate history of the Company, determined to grant options to purchase 5,795,500 common shares on August 24, 2018 with an exercise price of $1.25 per share.

Summary

The Company believes that the potential future liquidity events used in each of its analyses and the probability weighting of each event was reasonable at the time of all the valuations noted above, in light of the Company’s stage of clinical development, industry clinical success rates, its expected near-term and long-term funding requirements, an assessment of the current financing environment for the pharmaceutical and biotechnology industry, external market conditions affecting the pharmaceutical and biotechnology industries, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions.

The increase from our July 2018 Valuation and the bottom end of the Preliminary Price Range is approximately 30%, which the Company believes is reasonable in light of the changes discussed below and the lack of a marketability discount. The Company believes that the primary differences between the fair value of its common shares on the dates of grant set forth above and the estimated Preliminary Price Range are a result of the following:

1.

The Company has conducted and received additional feedback from “test the waters” meetings with key institutional investors, as permitted under the Jumpstart Our Business Startups Act. At the August 28, 2018 Board of Directors meeting, management received formal positive feedback from the Company’s underwriters indicating that, based on such “test the waters” meetings, there might be sufficient demand for the Company’s common stock and that a valuation in the range of the Preliminary Price Range could be achievable.

2.

In August 2018, the Company closed the Series C Financing, which improved the Company’s capital position and made highly qualified additions to the Company’s investor base, which the Company believes, would be favorably perceived by the investment community and increase the Company’s long-term value.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

August 29, 2018

Page Seven

3.

The Company’s continued research and development activities, including the achievement of certain milestones under the Company’s collaboration agreements with Genzyme Corporation, a Sanofi company, and Abbvie Biotechnology Limited, over the course of the last 12 months.

4.	Continued progress with respect to regulatory matters over the last 12 months.

5.

Each of the third-party valuation reports utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price they are willing to pay in the IPO.

6.

The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the current estimated Preliminary Price Range.

7.

The Preliminary Price Range represents a future price for shares of common stock that, if issued in the Company’s IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of the grant dates represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for stock that is never publicly-traded and, even if an IPO is successfully completed, will remain illiquid at least until the expiration of the 180-day lockup period following the IPO. As the Company is a private entity, the valuations appropriately applied discounts for lack of marketability.

8.

The July 2018 Valuation applied a 75% probability to an IPO occurring, whereas the Preliminary Price Range necessarily assumes the successful completion of an IPO. As a result of allocating value across these two scenarios there is an inherent reduction in the per share value in the July 2018 Valuation due to the lower value in the stay-private scenario.

9.

The successful completion of the IPO would strengthen the Company’s balance sheet and provide enhanced operational flexibility, increasing the value of the Company’s common stock as compared to prior to the IPO.

10.

Updated market conditions used in the determination of the Preliminary Price Range after discussions with the lead underwriters, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

Please contact me at (415) 693-2177 with any questions or further comments regarding our response to the Staff’s comment.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

August 29, 2018

Page Eight

Sincerely,

/s/ David G. Peinsipp
David G. Peinsipp

Cooley LLP

cc:

Martin Babler, Principia Biopharma Inc.

Chris Chai, Principia Biopharma Inc.

Amanda Busch, Cooley LLP

Shayne Kennedy, Latham & Watkins LLP

Brian Cuneo, Latham & Watkins LLP

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com